CAPITOL SECURITIES MANAGEMENT, INC.

February 26, 2014

VIA EDGAR

Mr. Jeffrey P. Riedler, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxbridge Re Holdings Limited

Registration Statement on Form S-1, as amended

File Number 333-193577

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), we, as representative of the sales agents participating in the offering described in the above-referenced registration statement, hereby join Oxbridge Re Holdings Limited in requesting that such registration statement be declared effective Friday, February 28, 2014 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

We, on behalf of the other sales agents, hereby confirm that each sales agent is aware of its responsibilities under the 1933 Act as they relate to the proposed public offering of the securities specified in the registration statement, and hereby represent that we have and will, and have been informed by the other sales agents that they have and will, comply with Rule 460 under the 1933 Act and with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Capitol Securities Management, Inc.

By:	/s/ L. McCarthy Downs, III
Name:	L. McCarthy Downs, III
Title:	Managing Director – Investment Banking